Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: Fax:	819 363-5100 819 363-5155

Cascades releases its 2012 third quarter results

Kingsey Falls, Québec, November 8, 2012 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its financial results for the three-month period ended September 30, 2012.

Q3-2012 Financial Highlights

•	Sales of $906 million

(compared to $944 million in Q2-2012 (-4%) and $947 million in Q3-2011 (-4%))

•	Excluding specific items

•	EBITDA of $78 million

(compared to $84 million in Q2-2012 (-7%) and $79 million in Q3-2011 (-1%))

•	Net earnings per share of $0.07

(compared to net earnings of $0.08 in Q2-2012 and a net loss of $0.02 in Q3-2011)

•	Including specific items

•	EBITDA of $83 million

(compared to $77 million in Q2-2012 (+8%) and $53 million in Q3-2011 (+57%))

•	Net earnings per share of $0.05

(compared to net earnings of $0.08 in Q2-2012 and a net loss of $0.21 in Q3-2011)

•	Net debt of $1,542 million (compared to $1,585 million as at June 30, 2012), including $147 million of non-recourse debt

•	Price increase announcement in our containerboard sector

Strategic and Financial Initiatives

•	Major investments in several of our folding carton and microlithography plants and announcement of the closure of the Lachute (Québec) folding carton plant

•	Permanent closure of the napkin plant located on McNicoll Street in Toronto

•	Greenpac project machine installation proceeding as planned with expected start-up in July 2013

•	Extension and amendment of existing revolving credit facility resulting in lower interest costs

•	Establishment of a Small Shareholder Program for registered shareholders

Mr. Alain Lemaire, President and Chief Executive Officer, had the following comments on the third quarter results and near-term outlook:

“The results for our third quarter did not meet our expectations due to a strong Canadian dollar, operational issues, higher recycled office paper costs and a stronger seasonal decline in activity level in Europe.

Our Tissue Papers Group continued to contribute positively but was impacted by the increase in the average cost of its raw materials, namely white grades recycled papers. Our Specialty Products Group posted stable results. In Europe, shipments decreased significantly. As previously highlighted, downtimes, which are usual during this period of the year, have been longer in 2012 due to important investments undertaken at certain mills and lower order inflows. Financial results of our Containerboard Group show a sequential increase. However these results should have been better given the decline in recycled paper costs. During the last few quarters, operational problems at two of our manufacturing mills resulted in higher production and external supply costs. Downtime taken in September to address these problems further contributed to subpar performance. As a result, we were not able to fully benefit from the usual seasonality inherent to the third quarter and from more favorable recycled fiber prices.

In the short term, fundamentals in our sectors are positive. In the containerboard sector, the recent price hike announcement will contribute positively to our results during the next quarter with full implementation in the beginning of 2013. Demand in the tissue papers segment continues to be robust. The European market remains difficult but we are satisfied with progress made to improve our production assets following recent investments. Finally, we do not expect a significant increase in the level of recycled paper prices in the short term. For these reasons, prospects for the current quarter are encouraging despite the inherent seasonality associated with the month of December.”

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q3/2012	Q3/2011	Q2/2012
Sales	906	947	944
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	78	79	84
Operating income	33	33	37
Net earnings (loss)	7	(2)	7
per common share	$0.07	$(0.02)	$0.08
Cash flow from continuing operations (adjusted)	44	61	40
Margin (OIBD or EBITDA)	8.6%	8.3%	8.9%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	83	53	77
Operating income	36	7	29
Net earnings (net loss)	5	(20)	7
per common share	$0.05	$(0.21)	$0.08
Cash flow from continuing operations (adjusted)	42	60	37

Note 1 - see the supplemental information on non-IFRS measures.

Segmented OIBD excluding specific items

(in millions of Canadian dollars) (unaudited)	Q3/2012	Q3/2011	Q2/2012
Packaging Products
Containerboard	26	27	23
Boxboard Europe	7	10	11
Specialty Products	15	13	15

	48	50	49
Tissue Papers	35	18	39
Corporate Activities	(5)	11	(4)

OIBD excluding specific items	78	79	84

Results analysis for the three-month period ended September 30, 2012 (compared to the previous year)

In comparison with the same period last year, sales decreased by 4% to $906 million as of result of lower volumes, lower average selling prices and an unfavorable CAD/Euro exchange rate which more than offset the net impact of business acquisitions over divestitures and closures.

Operating income, excluding specific items, remained stable compared to Q3-2011 at $33 million as the above-mentioned factors were counterbalanced by lower raw material costs. On a segmented basis, our three sectors in North America surpassed their 2011 third quarter’s results. The third quarter is often softer in Europe and our Boxboard sector recorded lower operating income due to longer downtimes this year. When including specific items, the operating income amounted to $36 million in comparison to $7 million for the same period of last year. During the third quarter of 2011, foreign exchange gain on working capital items following the rapid depreciation of the Canadian dollar at the end of the quarter, combined with foreign exchange gain of approximately $14 million on the consideration received from the sale of Dopaco, had a significant impact on our operating income.

In the third quarter of 2012, these specific items impacted our operating income and/or net earnings (before tax):

•	a $6 million unrealized gain on financial instruments (impact on operating income and net earnings);

•	a $1 million loss resulting from impairment charges (operating income and net earnings);

•	a $2 million expense related to accelerated depreciation of assets due to restructuring measures (operating income and net earnings);

•	a $5 million foreign exchange loss on long-term debt and financial instruments (net earnings).

For further details, see the following tables on IFRS and non-IFRS measures reconciliation included herewith.

Net earnings excluding specific items amounted to $7 million ($0.07 per share) in the third quarter of 2012 compared to a net loss of $2 million ($0.02 per share) for the same period in 2011. Including specific items, net earnings amounted to $5 million ($0.05 per share) compared to a net loss of $20 million ($0.21 per share) for the same quarter in 2011.

Results analysis for the three-month period ended September 30, 2012 (compared to the previous quarter)

In comparison to the previous quarter, sales decreased by 4% mostly due to the impact of lower volumes, lower average selling price, unfavorable foreign exchange rates and the impact of mill closures. Excluding specific items, operating income decreased by $4 million to reach $33 million primarily due to the above-mentioned factors that more than offset a decrease in raw material costs. Net earnings for the quarter remained stable at $7 million.

Net debt decreased by $43 million to $1,542 million due to a favorable exchange rate with regard to our debt and free cash flows generated.

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid December 13, 2012 to shareholders of record at the close of business on November 30, 2012. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the third quarter of 2012, Cascades purchased for cancellation 75,500 shares at an average price of $4.76 representing an aggregate amount of approximately $0.4 million.

Conference call and additional information

Management will comment the 2012 third quarter financial results during a conference call to be held today, November 8, 2012, at 10:00am ET.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-865-3087. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, tab Investors of the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until November 16, 2012 by dialing 1-855-859-2056 and by using access code 34725598#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	16	12
Accounts receivable	570	535
Current income tax assets	22	24
Inventories	494	516
Financial assets	28	6
Assets held for sale	—	12

	1,130	1,105
Long-term assets
Investments in associates and joint ventures	228	219
Property, plant and equipment	1,655	1,703
Intangible assets	196	185
Financial assets	11	25
Other assets	57	44
Deferred income tax assets	142	119
Goodwill and others	336	328

	3,755	3,728

Liabilities and Equity
Current liabilities
Bank loans and advances	96	90
Trade and other payables	533	539
Current income tax liabilities	3	2
Current portion of provisions for contingencies and charges	5	5
Current portion of financial liabilities and other liabilities	92	20
Current portion of long-term debt	65	49

	794	705
Long-term liabilities
Long-term debt	1,397	1,358
Provisions for contingencies and charges	32	33
Financial liabilities	43	111
Other liabilities	288	249
Deferred income tax liabilities	90	107

	2,644	2,563
Equity attributable to Shareholders
Capital stock	482	486
Contributed surplus	16	14
Retained earnings	581	615
Accumulated other comprehensive loss	(91)	(86)

	988	1,029
Non-controlling interest	123	136

Total equity	1,111	1,165

	3,755	3,728

CONSOLIDATED STATEMENT OF EARNINGS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2012	2011	2012	2011
Sales	906	947	2,741	2,712

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million for the 3-month period (2011–$46 million) and $141 million for the 9-month period (2011–$129 million))	781	848	2,361	2,428
Selling and administrative expenses	92	91	286	266
Gain on disposals and others	—	—	(1)	(10)
Impairment charges and restructuring costs	1	15	6	20
Foreign exchange loss (gain)	2	(22)	2	(21)
Loss (gain) on derivative financial instruments	(6)	8	(7)	7

	870	940	2,647	2,690

Operating income	36	7	94	22
Financing expense	25	24	75	75
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(2)	5
Share of loss (earnings) of associates and joint ventures	1	(1)	(3)	(11)

Profit (loss) before income taxes	5	(11)	24	(47)
Provision for (recovery of) income taxes	1	10	7	(25)

Net earnings (loss) from continuing operations including non-controlling interest for the period	4	(21)	17	(22)
Net earnings (loss) from discontinued operations for the period	—	(2)	(2)	113

Net earnings (loss) including non-controlling interest for the period	4	(23)	15	91
Net loss attributable to non-controlling interest	(1)	(3)	(3)	(3)

Net earnings (loss) attributable to Shareholders for the period	5	(20)	18	94

Net earnings (loss) from continuing operations per common share
Basic	$0.05	$(0.19)	$0.21	$(0.20)
Diluted	$0.05	$(0.19)	$0.21	$(0.20)
Net earnings (loss) per common share
Basic	$0.05	$(0.21)	$0.19	$0.98
Diluted	$0.05	$(0.21)	$0.19	$0.96

Weighted average basic number of common shares outstanding	94,056,848	95,986,989	94,223,991	96,317,941

Net earnings (loss) attributable to Shareholders:
Continuing operations	5	(18)	20	(19)
Discontinued operations	—	(2)	(2)	113

Net earnings (loss)	5	(20)	18	94

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings (loss) including non-controlling interest for the period	4	(23)	15	91

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(13)	31	(18)	7
Change in foreign currency translation related to net investment hedging activities	15	(33)	14	(14)
Income taxes	(2)	5	(2)	2
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(10)	(9)	(7)	(5)
Change in fair value of interest rate swaps	10	(7)	6	(8)
Change in fair value of commodity derivative financial instruments	(4)	4	(3)	(1)
Income taxes	—	3	—	2
Actuarial loss on post-employment benefit obligations	(36)	(53)	(61)	(53)
Income taxes	10	14	17	14

Other comprehensive loss	(30)	(45)	(54)	(56)

Comprehensive income (loss) including non-controlling interest for the period	(26)	(68)	(39)	35
Comprehensive income (loss) attributable to non-controlling interest for the period	(4)	—	(8)	(2)

Comprehensive income (loss) attributable to Shareholders for the period	(22)	(68)	(31)	37

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(22)	(66)	(29)	(76)
Discontinued operations	—	(2)	(2)	113

Comprehensive income (loss)	(22)	(68)	(31)	37

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	18	—	18	(3)	15
Other comprehensive loss	—	—	(44)	(5)	(49)	(5)	(54)

	—	—	(26)	(5)	(31)	(8)	(39)

Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	1	—	—	(3)	—	(3)
Acquisition of non-controlling interest	—	—	3	—	3	(5)	(2)

Balance—End of period	482	16	581	(91)	988	123	1,111

	For the 9-month period ended September 30, 2011
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Comprehensive income (loss)
Net earnings (loss)	—	—	94	—	94	(3)	91
Other comprehensive income (loss)	—	—	(39)	(18)	(57)	1	(56)

	—	—	55	(18)	37	(2)	35

Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	(1)	—	—	(1)	—	(1)
Redemption of common shares	(7)	—	—	—	(7)	—	(7)
Business acquisitions	—	—	—	—	—	129	129
Acquisition of non-controlling interest	—	—	1	—	1	(2)	(1)
Dividends paid to non-controlling interest	—	—	—	—	—	(1)	(1)

Balance—End of period	489	13	620	(55)	1,067	147	1,214

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	5	(20)	18	94
Net loss (earnings) from discontinued operations for the period	—	2	2	(113)

Net earnings (loss) from continuing operations	5	(18)	20	(19)
Adjustments for
Financing expense	25	24	75	75
Depreciation and amortization	47	46	141	129
Gain on disposals and others	—	—	(1)	(10)
Impairment charges and restructuring costs	(1)	14	1	18
Loss (gain) on derivative financial instruments	(6)	11	(6)	11
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(2)	5
Provision for (recovery of) income taxes	1	10	7	(25)
Share of loss (earnings) of associates and joint ventures	1	(1)	(3)	(11)
Net loss attributable to non-controlling interest	(1)	(3)	(3)	(3)
Net financing expense paid	(15)	(14)	(65)	(65)
Income taxes paid	(10)	(4)	(20)	(13)
Dividends received	5	—	5	—
Others	(14)	—	(22)	(1)

	42	60	127	91
Changes in non-cash working capital components	12	(19)	(16)	(89)

	54	41	111	2

Investing activities from continuing operations
Investments in associates and joint ventures	—	(45)	(19)	(47)
Purchases of property, plant and equipment	(33)	(31)	(114)	(90)
Proceeds on disposal of property, plant and equipment	10	8	20	10
Change in other assets	(2)	40	(29)	9
Business acquisitions, net of cash acquired	—	(3)	(14)	(4)
Proceeds on disposals of business, net of cash disposed	—	—	—	6

	(25)	(31)	(156)	(116)

Financing activities from continuing operations
Bank loans and advances	8	6	7	29
Change in revolving credit facilities	(38)	(9)	104	(266)
Purchase of senior notes	—	—	(3)	—
Payments of other long-term debt	(5)	(4)	(43)	(13)
Increase in other long-term debt	1	—	2	1
Redemption of common shares	(1)	(4)	(3)	(8)
Partial disposal of a subsidiary to non-controlling interest	—	—	3	—
Acquisition of non-controlling interest	(1)	(2)	(2)	(2)
Dividends paid to the Corporation’s Shareholders	(3)	(4)	(11)	(12)

	(39)	(17)	54	(271)

Change in cash and cash equivalents during the period from continuing operations	(10)	(7)	9	(385)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	(3)	—	(5)	390

Net change in cash and cash equivalents during the period	(13)	(7)	4	5
Cash and cash equivalents—Beginning of period	29	18	12	6

Cash and cash equivalents—End of period	16	11	16	11

SEGMENTED INFORMATION

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, the Corporation modified its segmented information disclosure for the current period and restated prior periods. Containerboard and Boxboard North America manufacturing and converting activities are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which consists of the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	299	317	883	994
Boxboard Europe	181	221	593	539
Specialty Products	197	224	608	645
Intersegment sales	(17)	(27)	(54)	(82)

	660	735	2,030	2,096
Tissue Papers	253	221	737	638
Intersegment sales and others	(7)	(9)	(26)	(22)

Total	906	947	2,741	2,712

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	24	17	65	52
Boxboard Europe	8	8	30	35
Specialty Products	15	9	41	26

	47	34	136	113
Tissue Papers	35	17	106	43
Corporate	1	2	(7)	(5)

Operating income before depreciation and amortization	83	53	235	151
Depreciation and amortization	(47)	(46)	(141)	(129)
Financing expense	(25)	(24)	(75)	(75)
Foreign exchange (loss) gain on long-term debt and financial instruments	(5)	5	2	(5)
Share of earnings (loss) of associates and joint ventures	(1)	1	3	11

Profit (loss) before income taxes	5	(11)	24	(47)

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)	PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2012	2011	2012	2011
Packaging Products
Containerboard	16	11	47	30
Boxboard Europe	9	10	19	22
Specialty Products	3	6	10	15

	28	27	76	67
Tissue Papers	1	2	13	17
Corporate	9	6	14	8

Total purchases	38	35	103	92
Proceeds on disposal of property, plant and equipment	(10)	(8)	(20)	(10)
Capital-lease acquisitions	(4)	(3)	(4)	(4)

	24	24	79	78
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	9	15	25	18
End of period	(10)	(16)	(10)	(16)

Purchases of property, plant and equipment net of proceeds on disposal	23	23	94	80

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q3/2012	Q3/2011	Q2/2012	Q3/2012	Q3/2011	Q2/2012
As per IFRS	5	(20)	7	$0.05	$(0.21)	$0.08
Specific items :
Impairment charges	1	14	1	$—	$0.10	$0.01
Restructuring costs	—	1	4	$—	$0.01	$0.03
Unrealized loss (gain) on financial instruments	(6)	11	2	$(0.04)	$0.10	$0.01
Accelerated depreciation and amortization due to restructuring measures	2	—	1	$0.01	$—	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(5)	$0.05	$(0.05)	$(0.05)
Share of loss (earnings) of associates, joint ventures and non-controlling interest	—	1	(2)	$—	$0.01	$(0.01)
Included in discontinued operations, net of tax	—	2	—	$—	$0.02	$—
Tax effect on specific items and other tax adjustments	—	(6)	(1)	$—	$—	$—

	2	18	—	$0.02	$0.19	$—

Excluding specific items	7	(2)	7	$0.07	$(0.02)	$0.08

Note 1 - Specific amounts per share are calculated on an after-tax basis.

Per share amounts of line item "Tax effect on specific items and other tax adjustments" only include the effect of tax adjustments.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	Q3/2012	Q3/2011	Q2/2012
Net earnings	5	(20)	7
Net loss from discontinued operations for the period	—	2	—
Net loss attributable to non-controlling interest	(1)	(3)	(1)
Share of loss (earnings) of associates and joint ventures	1	(1)	(2)
Provision for income taxes	1	10	5
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	(5)
Financing expense	25	24	25

Operating income	36	7	29
Specific items :
Impairment charges	1	14	1
Restructuring costs	—	1	4
Unrealized loss (gain) on financial instruments	(6)	11	2
Accelerated depreciation and amortization due to restructuring measures	2	—	1

	(3)	26	8

Operating income - excluding specific items	33	33	37
Depreciation and amortization, excluding specific items	45	46	47

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	78	79	84

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars) (unaudited)	Q3/2012	Q3/2011	Q2/2012
Cash flow provided by (used from) operating activities	54	41	33
Changes in non-cash working capital components	(12)	19	4

Cash flow (adjusted) from operations	42	60	37
Specific items, net of current income tax
Restructuring costs	2	1	3

Excluding specific items	44	61	40

For further information:

Media: Christine Beaulieu Director of communications 819 363-5161 Investors: Riko Gaudreault Director, Investor relations 514 282-2697

Source:

Allan Hogg

Vice-President and Chief Financial Officer

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